Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2163

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

08000908

By Airmail

11th February 2008

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a notification dated 11th February 2008 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
FEB 27 2008
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

[Cng/Dividend/2007final-div/dl/2]

Regulatory Announcement

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Notice of Results
Released	09:32 11-Feb-08
Number	7047N

JARDINE MATHESON HOLDINGS LIMITED
2007 FINAL RESULTS ANNOUNCEMENT DATE

Please be advised that the meeting date at which the final results and dividend for the year ended 31st December 2007 of the above Company will be considered is Friday, 7th March 2008.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

11th February 2008

www.jardines.com

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